March 15, 2007

Paul Bragg, Chief Executive Officer
Vantage Energy Services, Inc.
6435 Vanderbilt Street
Houston, TX 77005

>   **Re: Vantage Energy Services, Inc.**
>   **Amendment No. 1 to Registration Statement on**
>   **Form S-1**
>   **File No. 333-138565**
>   **Filed February 8, 2007**

Dear Mr. Bragg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to comment four of our letter dated December 21, 2006 and the additional disclosure on page three that there have been "no communications or discussions." Please revise to clarify if the noted revision applies to periods prior to your incorporation and formation.

2.   We note your response to comment six of our letter dated December 21, 2006. It is still not clear how opportunities for consolidation would favor you. Since you currently have no business, an acquisition by you would not appear to be considered a consolidation. Please revise to clarify. Also, in the appropriate

section, please revise to disclose the basis for your belief that there is in fact growth and consolidation in the sector.

3. We note your response to prior comment seven and the revised disclosure on page two stating that the officers and directors were "involved in" the acquisition of approximately 30 oilfield service companies. Please expand on this disclosure in the back of the document by listing the significant transactions by size and describing the role played by each individual, including the extent to which each individual was solely or primarily responsible for identifying the oilfield service company, conducting due diligence, negotiating the terms of the transaction, or consummating the transaction.

4. We note your response to comment eight our letter dated December 21, 2006 and the additional disclosure on page four that you would "seek stockholder approval of such financing" "if required by law or by regulation of the American Stock Exchange." Please revise to explain how you could proceed with a business combination and not seek approval of additional financing if such financing is a condition of a combination.

5. We note the disclosure on page eight that the founder securities could become freely tradable "if an exemption from registration is then available." It is not clear how there could be an exemption from registration since the investment decision for all of the officers' and directors' securities were made pursuant to a private placement while still a shell company. Please advise.

6. We note the disclosure on pages seven and eight that the founder securities are identical to the public securities. Please revise to clarify if that means the private placement warrants are also not exercisable unless there is an effective registration statement covering the exercise of the public warrants.

7. We note your response to prior comment 13. Please provide an analysis of the particular controlling laws and/or regulations regarding the determination of whether broker-non votes should be counted as votes against a merger proposal, and whether or not a merger vote under state law would require a majority of votes cast or an absolute majority of shares outstanding.

8. We note your response to prior comments 18 and 20, and the statement that the company, pursuant to Section 281(b) of the GCL, may be required to "make such provision to pay claims and obligations which are likely to arise or become known to the Company within 10 years from the date the Company's existence terminate[s]." You also indicate in the last paragraph on page 16 that, in connection with a liquidation pursuant to Section 278 of the GCL, for three years or more after your existence ceases you may be required to prosecute and defend suites, settle and close your business and discharge

your liabilities. Please revise the description of anticipated obligations and capital expenditures on pages 9 and 14 and where appropriate to take into account potential claims and obligations for which you may have to maintain funds during and after dissolution. If your planned use of trust and non-trust funds assumes that you will not be required to maintain funds under either Section 281(b), 278 or any other section of the GCL, please revise to so state.

Risk Factors, page 23

9.   We note your response to comment 24 of our letter dated December 21, 2006 and the additional disclosure in risk factor two that you "believe" that any amendment would be to extend the time frame to consummate a business combination. If true, please clarify that since you only believe an amendment would be to extend time, an amendment could be for any modification of the terms you already have in place. Such additional disclosure, if warranted, should be included in an additional risk factor separate from risk factor two.

10.   We note your response to prior comment 39. Please revise to quantify the post-offering value based on the proposed offering price. It appears that the value is quantifiable with qualifications such as differences from the actual offering price or changes in the securities' market value in the future.

Summary Financial Data, page 21

11.   We note your responses to prior comments 22 and 23 of our letter dated December 21, 2006. Based on your disclosure on page F-3, we note that there are 53.75 million authorized and unissued shares. There appear to be outstanding commitments to issue shares of common stock which exceed this amount, as 60 million shares are being registered in the proposed offering, and there are commitments to issue an additional 3.75 million shares relating to the private placement. Accordingly, it would appear that the warrants and UPO (as well as the founder warrants), would be required to be classified as liabilities in accordance with paragraph 19 of EITF 00-19. Please revise your disclosures throughout the registration statement accordingly, or tell us why you believe that no revisions are required.

12.   As previously requested, please add disclosure in the document (both in MD&A and the financial statements) describing your proposed accounting treatment for both the warrants and the UPO upon issuance. If true, state that there are no circumstances under which net cash settlement of the warrants will be required, and that the warrants may expire unexercised and unredeemed. Provide similar disclosures with respect to the UPO.

Use of Proceeds, page 58

13.	We note your response to comment 41 of our letter dated December 21, 2006. The comment was not aimed at loans used as consideration to effect a business combination. The comment was actually aimed at loans used to fund your expenses. As such, we reissue comment 41.

Dilution, page 62

14.	We note your response to prior comment 43. Please note that the increase attributable to new investors should equal the difference between the net tangible book value before and after the proposed offering, rather than the difference between the offering price and the net tangible book value before the proposed offering. Refer to Item 506 of Regulation S-K and revise your disclosure accordingly.

Capitalization, page 64

15.	We note your response to prior comment 44. Please tell us why the value of the common stock subject to redemption is shown in brackets. We also note that several line items in the "as adjusted" column of your capitalization table are blank. Please revise your disclosure as appropriate.

Management's Discussion and Analysis, page 65

16.	We note your response to prior comment 45 and Exhibit A to your response letter. We note that the majority of the identified companies have market capitalizations over $1 billion. Please tell us why you believe that companies with market capitalizations ranging from $1 billion to $429 billion would be considered comparable. We note that your proposed offering implies a market capitalization of approximately $250 million. Refer to paragraphs A22 and A32 of FAS 123(R), and revise the selected companies and your disclosure accordingly. Also, please revise the footnotes to the financial statements to include disclosures regarding the valuation of the UPO.

17.	We note that the volatility assumption for the comparable companies appears to have been calculated based on a 260-day period. Please revise to calculate the volatility for each company using a period equal to the expected term of the UPO.

Proposed Business, page 68

18.	We reissue prior comment 46 in part. Please revise to identify the entities to which your officers and directors owe a fiduciary duty or otherwise are or will be obligated to present business opportunities. Your revised disclosure should clarify how conflicts of interest that may arise due to such duties and obligations will be resolved. If you have established no procedures to resolve such conflicts of interest, revise to so state and include appropriate disclosure in the second risk factor on page 37.

19. In this regard, we note the revised disclosure to the second risk factor on page 37. Please revise to clarify the phrase "subject to any pre-existing fiduciary duty he or she has." Currently this qualification to the statement regarding presentation of opportunities renders the broader statement meaningless.

20. We note the statement that your officers and directors have agreed to give Vantage priority regarding any business opportunities. You also state, however, that no criteria have been established by which contacts or discussions regarding business combinations will be evaluated. It is unclear how Vantage receives priority regarding business opportunities if there are no criteria for evaluating officers' and directors' obligations regarding contacts or discussions of business opportunities. Please revise to clarify the apparent inconsistency. Your revised disclosure should address any arrangements, understandings or agreements regarding the priorities and preferences assigned to Vantage as compared to the personal investments of officers and directors.

21. We note your response to comment 47 of our letter dated December 21, 2006 and the statement that your officers and directors have not identified investment and business opportunities that may be appropriate for presentation to you. You also state, however, in response to prior comment 46 that Mr. Estrada is currently involved in efforts to acquire from Pride International, Inc. its Latin America land and services division. Please revise to include your response to prior comment 47 in the prospectus and explain how Mr. Estrada's current acquisition, and any similar transactions or contemplated transactions, does not constitute an appropriate business opportunity for presentation to you.

22. We note your response to comment 49 of our letter dated December 21, 2006. Your revised disclosure continues to state your beliefs concerning the sub-sectors. As you are a shell company that has not conducted any activities, please revise to discuss the basis for management's beliefs that the "sub-sectors offer significant organic growth and/or consolidation opportunities" and that they "possess significant growth potential or consolidation opportunities to expand profitability and cash flow."

23. We note your response to prior comment 55 and the revised discussion of officers' and directors' experience valuing acquisitions on page 77. As you are a shell company and management's experience identifying, negotiating, conducting due diligence for and consummating acquisitions is central to your

current business, please revise the beginning of the business section on page 69, "Management and Board Expertise," or where appropriate, to discuss officers' and directors' experience identifying, negotiating, conducting due diligence for and consummating acquisitions. We note that disclosure of experience conducting due diligence and the other necessary responsibilities of your officers and directors, in addition to experience valuing acquisition targets, appears significant to an investment decision.

24.   We note the additional disclosure on page 77 in response to comment 57 of our letter dated December 21, 2006. You first disclose that the "satisfaction of the 80% threshold is determined by calculating the fair market value of what our stockholders receive following the consummation of the business combination." You later disclose that the "fair market value of such assets or stock could be based on the fair market value of the entire target business, notwithstanding whether less than 100% of its assets or stock is acquired." The two noted statements appear inconsistent. It is not clear how the value of what your stockholders receive could include 100% of a target business even if you acquire less than 100%. Please revise to reconcile.

25.   In connection with the preceding comment, please revise to clarify the meaning of the phrase "what our stockholder receive <u>following the consummation of the business combination</u>." (Emphasis added.) Clarify if that means you will determine the value and fairness of the business combination by including the proceeds held in the trust account.

26.   Based on the last sentence on page 77, it appears you could acquire any percentage of a target company and base the valuation of the acquisition on 100% of the target company. If true, this would be a risk that should be highlighted up front in the risk factors as well as in the summary and should be conveyed in simple, straight-forward language.

27.   Please revise the discussion under the subheading conversion rights to discuss the procedures related to the tendering of shares, if applicable, when a shareholder elects to vote against the business combination and convert his/her shares.

28.   We note your response to comment 58 of our letter dated December 21, 2006. Since you have not entered into any waiver agreements, identified any service providers, or engaged in any steps toward locating a target, it is not clear how you could disclose the likelihood that the officers may have to indemnify is minimal. Also, it appears you are not able to guarantee that such waivers would be sufficient to shield the trust proceeds. As such, we reissue the comment.

29.   We note your response to comment 59 of our letter dated December 21, 2006. We also note that, in a Rule 419 offering, not only are the proceeds held in trust, but the shares sold in the offering are not distributed to shareholders. As such, shareholders are not in possession of the shares at the time the company would have to dissolve and liquidate. Please revise accordingly or explain how the noted difference does not affect the liquidation and dissolution of the two types of blank check companies.

Management, page 93

30.   We note your response to comment 60 of our letter dated December 21, 2006. Please balance this disclosure with other factors, such as contributions by other management, acquisitions, general industry growth, etc., that may have contributed to the annual revenue growth.

31.   In addition, it would appear that the disclosure concerning growth of companies management has been associated with is only relevant if the specific individuals remain with the company after Vantage consummates a business transaction. Please revise to clarify.

Principal Stockholders, page 101

32.   We note your response to comment 63 of our letter dated December 21, 2006. Please revise to clarify what securities are required to be registered prior to transfer.

SEC Position on Rule 144 Sales, page 112

33.   We reissue prior comment 65. Please identify and quantify the relevant securities under the caption "SEC Position on Rule 144 Sales."

Underwriting, page 120

34.   We note your response to prior comment 66 and the undertakings pursuant to Item 512 of Regulation S-K, which are required pursuant to Rule 415 of Regulation C. With respect to the continuous nature of the offering, please advise us of the timing of any anticipated updates to the registration statement.

Financial Statements, page F-1

Statement of Cash Flows, page F-6

35.   Please tell us why you believe that the change in deferred costs is appropriately classified as a component of net cash used in operating activities. If such amounts relate to the proposed offering, it would appear

that these payments should be classified as a component of financing activities. Also, please tell us why you believe it is appropriate to classify such amounts as a current asset in the balance sheet. Revise your disclosures as appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas Ellenoff
        Fax: (212) 370-7889